VIA EDGAR TRANSMISSION AND BY FEDEX	767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8552 tel +1 212 310 8007 fax

April 2, 2015

United States Securities and Exchange Commission
Division of Corporation Finance
100 F St., N.E.
Washington, D.C. 20549
Attention: Mellissa Campbell Duru
durum@sec.gov

Re:	The Eastern Company Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A Filed on March 31, 2015 File Number: 001-035383

Dear Ms. Duru:

On behalf of our client, The Eastern Company (the “Company”), we are providing the Company’s response to your telephone conversation with Matthew J. Gilroy on April 1, 2015.  During such conversation, and in response to Amendment No. 1 to the Company’s Preliminary Proxy Statement on Schedule 14A (“Amendment No. 1”), filed on March 31, 2015, you verbally reissued in part Comment 7 of the letter from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission, dated March 25, 2015 (the “Comment Letter”), with respect to the Company’s Preliminary Proxy Statement on Schedule 14A, filed on March 20, 2015.

Set forth below in bold is the reissued portion of Comment 7 of the Comment Letter, followed by the Company’s response.  Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 1.

Background of the Solicitation

7.	Please disclose whether the decision to amend was in part due to the solicitation in opposition by Barington.

Response: We respectfully advise the Staff that the decision of the board of directors of the Company (the “Board”) to amend Article III, Section 3 of the Company’s bylaws (the “Bylaws”) was not in part due to the solicitation in opposition by the Barington Group.

We supplementally advise the Staff that, as set forth in more detail on pages 19 and 20 of Amendment No. 1, the Board determined to amend Article III, Section 3 of the Bylaws only after the Board became aware that Article III, Section 3 of the Bylaws was inconsistent with Section 33-744(a) of the Connecticut Business Corporation Act (the “CBCA”).  The Board determined, regardless of the

United States Securities and Exchange Commission April 2, 2015 Page 2

solicitation in opposition by the Barington Group, to amend Article III, Section 3 of the Bylaws in order to eliminate any ambiguity as to the Board’s right under applicable Connecticut law to fill vacancies on the Board resulting from an increase in the number of directors.

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If you have any questions or would like to discuss the Company’s above response, please do not hesitate to call either one of us (212-310-8552; 212-310-8961) or, if more convenient, send us an e-mail (michael.aiello@weil.com, matthew.gilroy@weil.com).  Thank you.

Very truly yours,

/s/ Michael J. Aiello	/s/ Matthew J. Gilroy
Michael J. Aiello	Matthew J. Gilroy